

06006074



RECEIVED
MAR 01 2006
152

AB 3/27/06

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SEC[illegible]MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Municipal Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

583 N. Minaret Street
(No. and Street)

Turlock	CA	95380
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Stocks (209) 632-0257
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berger & Company Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

687 East Canal Drives	Turlock	CA	95380
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marc Stocks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Municipal Securities Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Erin L. Bishop, Notary Public


ERIN L. BISHOP
Commission # 1450684
Notary Public - California
Stanislaus County
My Comm. Expires Nov 11, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN MUNICIPAL SECURITIES CORPORATION

AUDIT REPORT

DECEMBER 31, 2005

BERGER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation
Member
American Institute of Certified Public Accountants
California Society of Certified Public Accountants

Richard J. Berger
Kevin R. Berger
Sally Bill Paulson

INDEPENDENT AUDITORS' REPORT

Board of Directors
Western Municipal Securities Corporation

We have audited the accompanying statement of financial condition of Western Municipal Securities Corporation, (a California corporation) as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Municipal Securities Corporation at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berger and Company

Berger and Company, CPA'S
February 24, 2006

687 E. Canal Drive
Turlock, CA 95380

Phone (209) 632-9938
FAX (209) 667-5849
www.bergerco.com

1301 K St., Suite A
Modesto, CA 95354

Phone (209) 576-8003
FAX (209) 576-0939

BERGER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

A Professional Corporation
Member
American Institute of Certified Public Accountants
California Society of Certified Public Accountants

Richard J. Berger
Kevin R. Berger
Sally Bill Paulson

Board of Directors
Western Municipal Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Western Municipal Securities Corporation for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Western Municipal Securities Corporation (the Company) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

687 E. Canal Drive
Turlock, CA 95380

Phone (209) 632-9938
FAX (209) 667-5849
www.bergerco.com

1301 K St., Suite A
Modesto, CA 95354

Phone (209) 576-8003
FAX (209) 576-0939

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Berger and Company

Berger and Company, CPA'S
February 24, 2006

667 E. Canal Drive
Turlock, CA 95380

Phone (209) 632-9938
FAX (209) 667-5849

1301 K St., Suite A
Modesto, CA 95354

Phone (209) 576-8003
FAX (209) 576-0939

BERGER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

WESTERN MUNICIPAL SECURITIES CORPORATION
Statement of Financial Condition
Year Ended December 31, 2005

ASSETS

Current Assets:		
Cash on Hand and in Bank		$ 138,113.30
Advance - Employee		1,694.64
Advances - Stockholder		3,244.83
Total Current Assets		143,052.77
Fixed Assets:		
Office Furniture, Fixtures, and Equipment	$ 52,700.16	
Less Accumulated Depreciation	38,280.60	14,419.56
Other Assets:		
Marketable Securities - Note 1	235,871.12	
Deferred Income Taxes - Note 1	3,800.00	239,671.12
Total Assets		$ 397,143.45

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Account Payable - Bank Overdraft	$ 43,210.06	
Accounts Payable - Trade	846.28	
Retirement Plan Contribution Payable	17,500.00	
Income Taxes Payable	8,189.00	
Payroll Taxes Payable	28,100.00	
Total Current Liabilities		97,845.34
Long-Term Liabilities:		
Note Payable - Stockholder - Note 2		80,000.00
Other Liabilities:		
Deferred Income Taxes - Note 1		10,900.00

See accompanying notes and independent auditors' report.

WESTERN MUNICIPAL SECURITIES CORPORATION
Statement of Financial Condition
Year Ended December 31, 2005

LIABILITIES AND STOCKHOLDER'S EQUITY (CONTINUED):

Stockholder's Equity:		
Common Stock, No Par Value		
Shares Authorized - 1,000,000		
Issued and Outstanding - 500,001	$ 2,375.00	
Retained Earnings	175,216.58	
Unrealized Gain on Marketable Securities (Net of $9,700.00 Deferred Taxes)	30,806.53	208,398.11
Total Liabilities and Stockholder's Equity		$ 397,143.45

See accompanying notes and independent auditors' report.

WESTERN MUNICIPAL SECURITIES CORPORATION
Statement of Income
Year Ended December 31, 2005

Income:		
Professional Fees		$ 195,382.10
Expense:		
Automobile Expense	$ 3,114.39	
Bank Service Fees	72.00	
Broker Fees	5,430.17	
Contributions	31.00	
Depreciation	6,369.69	
Dues and Subscriptions	4,060.42	
Insurance	4,910.47	
Office Supplies	5,731.49	
Postage and Delivery	1,101.64	
Printing and Reproduction	354.71	
Professional Fees	8,665.25	
Rent	12,000.00	
Retirement Plan Contribution - Note 3	17,500.00	
Repairs and Maintenance	880.50	
Salaries	70,000.00	
Taxes - Payroll	5,670.00	
Taxes and Licenses	588.85	
Telephone	2,616.14	
Travel and Entertainment	1,449.53	
Utilities	3,583.73	
Miscellaneous	799.92	154,929.90
Operating Income		40,452.20

See accompanying notes and independent auditors' report.

WESTERN MUNICIPAL SECURITIES CORPORATION
Statement of Income
Year Ended December 31, 2005

Less Other Deductions Less Other Income:			
Other Deductions:			
Interest		$ 9,261.79	
Less Other Income:			
Interest	$ 1,972.52		
Dividends	2,235.60		
Gain on Sale of Marketable Securities	1,861.60	6,069.72	3,192.07
Income Before Income Tax Expense			37,260.13
Income Tax Expense - Note 4:			
Federal Income Tax		5,857.00	
State Income Tax		3,315.00	9,172.00
Net Income - Note 5			$ 28,088.13

See accompanying notes and independent auditors' report.

WESTERN MUNICIPAL SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

Stockholder's Equity at January 1, 2005	$ 154,230.21
Net Income - Note 5	28,088.13
Unrealized gain on Marketable Securities (Net of $8,300.00 Deferred Taxes)	26,079.77
Stockholder's Equity at December 31, 2005	$ 208,398.11

See accompanying notes and independent auditors' report.

WESTERN MUNICIPAL SECURITIES CORPORATION
Statement of Cash Flows
Year Ended December 31, 2005

Operating Activities:			
Net Income for the Year Ended December 31, 2005			$ 28,088.13
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation		$ 6,369.69	
Deferred Income Taxes		200.00	
Gain on Sale of Marketable Securities		(1,861.60)	
Changes in Operating Assets and Liabilities:			
Increase in Employee Advances	$ (254.64)		
Decrease in Prepaid Income Tax	873.00		
Decrease in Stockholder Advances	3,119.45		
Increase in Accounts Payable	20,864.10		
Increase in Income Taxes Payable	7,742.00	32,343.91	37,052.00
Net Cash Provided by Operating Activities			65,140.13
Investing Activities:			
Proceeds from Sale of Marketable Securities		47,942.79	
Purchase of Marketable Securities		(95,824.56)	(47,881.77)
Increase in Cash and Cash Equivalents			17,258.36
Cash and Cash Equivalents at January 1, 2005			77,644.88
Cash and Cash Equivalents at December 31, 2005			$ 94,903.24

Supplemental Disclosures:

The Company made the following cash payments for interest and income taxes during the year ended December 31, 2005:

Interest	$ 9,261.79
Income Taxes	437.00

See accompanying notes and independent auditors' report.

Note 1 - Significant Accounting Policies:

Nature of Business

Western Municipal Securities Corporation is owned and operated by Marc Stocks. The corporation engages in municipal debt security transactions and is a member firm of the National Association of Securities Dealers, Inc. The Company is a California corporation, incorporated as of August 2, 1996.

Directors and Officers of the corporation are as follows:

Marc Stocks	President/Secretary/Treasurer

The Articles of Incorporation indicate 1,000,000 no par value shares of common stock are authorized. As of December 31, 2005, 500,001 shares of common stock are issued and outstanding in the name of Marc Stocks.

Method of Accounting

The Company accounting records are maintained on an accrual basis, an accounting system wherein recognition is given to revenues and expenses in the period to which they relate.

Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance, repairs, and other renewals of items are charged to expense as incurred.

Note 1 - Significant Accounting Policies (Continued):

Depreciation

Depreciation of property and equipment is provided for using the straight-line and declining balance methods over the estimated useful lives of the assets.

Cash

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Income Taxes

Income taxes are recorded using Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this statement, income taxes are provided for the tax effects of transaction reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of accumulated depreciation for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for capital losses that are available to offset future taxable capital gains.

The Company has $16,281.50 in federal and state capital loss carryforwards which expire as follows:

Expiration Date	Federal	State
2008	$ 1,231.26	1,231.26
2009	15,050.24	15,050.24
	$ 16,281.50	16,281.50

Note 1 - Significant Accounting Policies (Continued):

Marketable Securities

Marketable Securities are recorded using Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under this standard, marketable securities classified as available-for-sale are reported at fair value with unrealized gains and losses excluded from current earnings and reported as separate component of equity. As of December 31, 2005, the aggregate fair value of the marketable securities was $235,871.12 with a cost of $195,364.59. The gross unrealized gain was $40,506.53.

The Company also owns 1,000 warrants to purchase common stock in THE NASDAQ STOCK MARKET, INC. at fifteen dollars per share ($15.00). The warrants expire in June, 2006. The warrants are valued at the market price of the underlying securities less the exercise price of the warrants.

Note 2 - Note Payable - Stockholder:

The Note Payable - Stockholder in the amount of $80,000.00 is unsecured. The funds were loaned to the Company by the stockholder to comply with future net capital required by the Securities Exchange Commission and the National Association of Securities Dealers, Inc. (the "NASD"). In compliance with the NASD rules and regulations this note became subordinated in January, 1999. The note bears simple interest at a rate of ten percent (10.00%) per annum. The note requires monthly interest payments and is due January 1, 2007.

Note 3 - Retirement Plan:

The Company maintains a qualified Simplified Employee Pension Plan under section 408(k) of the Internal Revenue Code. Under the Plan, all full-time employees who have completed one year of service are eligible to participate. Contributions to the Plan are at the discretion of the Board of Directors. During the year ended December 31, 2005, contributions to the Plan charged to operations were $17,500.00.

WESTERN MUNICIPAL SECURITIES CORPORATION
Notes to Financial Statements
Year Ended December 31, 2005

Note 4 - Income Tax Expense:

Income Tax Expense consists of the following:

	Federal	State
Taxes Currently Payable	$ 5,757.00	3,215.00
Deferred Tax Expense	100.00	100.00
	$ 5,857.00	3,315.00

The components of Deferred Tax Expense are as follows:

	Federal	State
Financial Expense in Excess of Tax Expense	$ (200.00)	(100.00)
Capital Loss Carryforward	300.00	200.00
	$ 100.00	100.00

Note 5 - Earnings Per Share:

At December 31, 2005, the Company reported net income for the year of $28,088.13. This represents earnings of $.06 per share of outstanding common stock.

Note 6 - Net Capital:

The Company is a registered broker and member firm of the National Association of Securities Dealers, Inc. (the "NASD") and, accordingly is subject to the minimum net capital requirements of the NASD and Securities and Exchange Commission. As such, it is subject to the Uniform Net Capital Rule pursuant to rule 15c3-1 of the Securities Exchange Act of 1934. Under this rule, required net capital shall not be less than $100,000.00. As of December 31, 2005, the Company has met all net capital requirements.

WESTERN MUNICIPAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
Supplementary Schedule I
December 31, 2005

Net Capital:		
Total stockholder's equity		$ 288,398.11
Deductions and/or Charges:		
Non-allowable assets:		
Advance - Employee	$ 1,694.64	
Advances - Stockholders	3,244.83	
Investments	55,360.00	
Fixed assets - Net of Accumulated Depreciation	14,419.56	74,719.03
Net Capital before haircuts on Securities positions		213,679.08
Haircuts on Securities		(19,438.05)
Net Capital		$ 194,241.03
Aggregate Indebtedness:		
Accounts payable and other Liabilities	$ 104,945.34	
Total aggregate indebtedness		$ 104,945.34
Ratio of Aggregate Indebtedness To Net Capital:		
Net Capital		$ 194,241.03
Net Capital Requirement - Greater of 6-2/3% of aggregate indebtedness or $100,000		100,000.00
Net Capital in excess of requirement		$ 94,241.03
Ratio: Aggregate indebtedness to net capital		.54 to 1

WESTERN MUNICIPAL SECURITIES CORPORATION
Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2005)

Net Capital as reported in Company's Part IIA (unaudited) FOCUS report	$ 228,064.39
Audit adjustments for minor corrections and recording additional payables	33,823.36
Net Capital	$ 194,241.03